Exhibit (a)(3)

February 10, 2021

RE: Liquidation Opportunity for CNL Healthcare Properties, Inc.

Dear Shareholder,

Congratulations! Now you can sell your shares of common stock of CNL Healthcare Properties, Inc. (the “REIT”) for $3.66 per share in cash. Comrit Investments 1, Limited Partnership (the “Purchaser”) is offering to pay you cash by purchasing up to 8,800,000 shares of the REIT’s common stock. But this offer expires on April 10, 2021, so you must act soon.

Based on the REIT’s public filings, including the statements below, we believe that shareholders’ liquidity is extremely limited. Specifically, the REIT’s filings say:

•	There is no established public trading market for the REIT’s common stock. Therefore, there is a risk that a stockholder may not be able to sell shares at a time or price acceptable to the stockholder, or at all. Unless and until the REIT’s shares are listed on a national securities exchange, it is not expected that a public market for the shares will develop.

•	Effective July 11, 2018, the REIT suspended its stock redemption plan.

•	The REIT is in the process of considering strategic alternatives to provide liquidity to its shareholders, and has completed recent asset dispositions in furtherance of this plan. Any shareholders tendering shares in connection with this offer will be ineligible to receive any future distributions from the REIT, including in connection with such strategic alternatives..

•	The REIT has disclosed that its most recently published estimated per share NAV does not reflect the significant adverse impact related to the COVID-19 pandemic. The REIT estimated its per share NAV at $7.81 as of December 31, 2019, and it intends to announce an updated estimated per share NAV on or around March 11, 2021, which is during the period in which this offer is open. Shareholders should consult the REIT’s public filings pursuant to the Securities Exchange Act of 1934, as amended, for any such updates, which are available at www.sec.gov.

This offer will:

•	Allow you to take advantage of this opportunity to receive cash for your investment.

•	Eliminate the uncertainty of holding shares that currently have no liquid trading market.

•	Provide you with more control over your investments and your money today.

The Purchaser is not affiliated with the REIT or its management. The Purchaser and its affiliates currently own approximately 449,885 shares of the REIT’s common stock, or approximately 0.3% of the common stock outstanding as of November 5, 2020.

If you are interested in this opportunity, please carefully review the included Offer to Purchase and complete the enclosed Assignment Form in order to secure your price and get cash for your shares. The full Offer to Purchase and other related documents are also available for review at www.cttauctions.com/offerdisclosures.

If you act today, you can take part in this opportunity. The Purchaser will mail your check within three business days after the REIT confirms the transfer of shares, subject to any extensions of such time period that may be necessary due to the settlement practices of non-traded real estate investment trusts, some of which are outside the Purchaser’s control.

If you choose to sell your shares to the Purchaser, please complete the enclosed Assignment Form and return it as soon as possible.

If you have any questions, please contact Central Trade and Transfer, LLC at 1-800-327-9990.

Warm regards,

Comrit Investments 1, Limited Partnership

By:	Comrit Investments Ltd., its General Partner

By:

Ziv	Sapir, Chief Executive Officer